

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 13, 2016

Via E-mail
Kenneth N. Jones
General Counsel
Stratus Properties Inc.
212 Lavaca Street, Suite 300
Austin, TX 78701

> **Re:** **Stratus Properties Inc.**
> **Revised Preliminary Proxy Statement filed on Schedule 14A**
> **Filed April 7, 2016**
> **File No. 001-37716**

Dear Mr. Jones:

We have reviewed the above-captioned filing, and have the following comment.

Please respond to this letter by amending your filing under Schedule 14A.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to this comment, we may have additional comments.

On what matters will I be voting?  How does the board recommend that I cast my vote?, page 5

1. We note your revised disclosure in response to comment 5.  Please further qualify the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:    <u>Via E-mail</u>
       Kai Haakon E. Liekefett, Esq.
       Vinson & Elkins LLP